ALPS FUND SERVICES, INC.
1290 Broadway, Suite 1100
Denver, Colorado 80203
June 11, 2015

VIA EDGAR

Mark Cowan
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	ALPS Variable Investment Trust (File No. 811-21987)

Dear Mr. Cowan:

The following are responses to the comments that I received from you by telephone on May 21, 2015 regarding the preliminary proxy statement (“Proxy Statement”) filed with the Securities and Exchange Commission (“SEC”) by the ALPS Variable Investment Trust (the “Trust”) on May 15, 2015. Your comments and the Trust’s responses are set forth below.

1.	Comment: Please conform the applicable responses in the “Questions and Answers” section to describe the degree of similarity between the Current Agreement and the New Agreement.

Response: The Trust will conform the applicable responses in the “Questions and Answers” section to say the New Agreement is “substantially similar” to the Current Agreement.

2.	Comment: Please confirm the number of shares outstanding on page 10 conforms with the disclosure requirements of Schedule 14A.

Response: The Trust will revise the number of shares outstanding on page 10 to conform with Schedule 14A.

3.	Comment: Please disclose the effect of proportionate voting under the “Required Quorum and Vote” section on page 15 with respect to how a small number of shares voted could dictate the voting outcome of the proposal.

Response: The Trust will insert the following disclosure under the “Required Quorum and Vote” section:

Policies for which no timely voting instructions are received will be voted, or the Insurance Company will abstain from voting, in the same proportion as the Insurance Company votes shares for which it has received voting instructions from its Policy Owners. Neither the SEC nor the Insurance Companies require any specific minimum percentage of Policy owners to vote in order for an Insurance Company to echo vote the remaining unvoted votes. As a consequence, the presence at the Meeting of a small number of the participating Insurance Companies could be sufficient to constitute a quorum even if only a small percentage of the shares owned by such Insurance Company are subject to voting instructions from Policy Owners. The vote could similarly be influenced by a voting instructions received from a small percentage of Policy Owners.

4.	Comment: Please confirm whether there was a first determination by the Board with respect to the second paragraph under the “Fees and Expenses” section on page 18 of the Proxy Statement.

Response: The Trust notes that the phrase “further determined” was not intended to imply a prior determination by the Board.  Rather, the use of the phrase is intended to convey that the Board reached its determination (regarding advisory fees) following the review and consideration of information discussed in the first paragraph of this section.

5.	Comment: Please confirm if there were any other considerations and/or determinations by the Board with respect to the other factors under the “Board Consideration of the New Agreement” section.

Response: We can confirm there were not any other considerations and/or determinations by the Board with respect to the other factors under the “Board Consideration of the New Agreement” section.

6.	Comment: Please disclose the effect of proportionate voting under the “Vote Required” section on page 23 with respect to how a small number of shares voted could dictate the voting outcome of the proposal.

Response: The Trust will insert the following disclosure under the “Vote Required” section:

The Insurance Companies will vote all of the shares of the Portfolio, including shares held by the Insurance Companies, in proportion to the voting instructions received from the respective Policy Owners. This means that they will vote the Portfolio’s shares for which no timely instructions are received in proportion to the instructions they do receive, and that proxies which are properly executed and returned but are not marked with voting instructions will be voted FOR the Proposal. An Insurance Company will also vote any shares in its general accounts which are not attributable to Policies in the same proportion as it votes shares held in all of the Insurance Company’s registered separate accounts, in the aggregate. As a result, with no minimum amount of instructed shares being required, a minority of Policy Owners could, in practice, determine the outcome of the vote on the Proposal.

7.	Comment: Please update the “Last Approved by Shareholders on” date for the Current Agreement on page B-1 to reflect an actual occurred date.

The Trust has updated the “Last Approved by Shareholders on” date.

The Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Proxy Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Proxy Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please free to contact me at 720.917.0711.

Sincerely,

/s/ Alex J. Marks
Alex J. Marks
Secretary

cc:	David T. Buhler, ALPS Fund Services, Inc.
Peter H. Schwartz, Davis Graham & Stubbs LLP